UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Unify Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

904743200

(CUSIP Number)

Christa Flanery
1420 Rocky Ridge Drive, Suite 380
Roseville, California 95661
(916) 218-4772
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904743200

1.	Names of Reporting Persons.
The Jensen Revocable Trust Dated January 25, 2007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
None.*

	8.	Shared Voting Power
1,829,503*

	9.	Sole Dispositive Power
None.*

	10.	Shared Dispositive Power
2,007,913*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,007,913

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
13.9%*

14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 904743200

1.	Names of Reporting Persons.
Kurt A. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
344,667*

	8.	Shared Voting Power
1,829,503*

	9.	Sole Dispositive Power
None.*

	10.	Shared Dispositive Power
2,007,913*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,174,170*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
15.1%*

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 904743200

1.	Names of Reporting Persons.
Carolyn L. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
None.*

	8.	Shared Voting Power
1,829,503*

	9.	Sole Dispositive Power
None.*

	10.	Shared Dispositive Power
2,007,913*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,007,913*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
13.9%*

14.	Type of Reporting Person (See Instructions)
IN

*This is a joint filing by The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen. The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen share sole voting and investment power over 1,829,503 shares of Common Stock. The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen share sole investment power over 2,007,913 shares of Common Stock. Kurt A. Jensen, as Shareholder Representative, has sole voting power over 344,667 shares of Common Stock being held in escrow. See Items 2 and 5 of the Schedule 13D (as defined below) for additional information.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Unify Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 1420 Rocky Ridge Drive, Suite 380, Roseville, California 95661. This Amendment No. 1 amends and supplements, as set forth below, the information contained in items 1, 3, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on July 9, 2010 (as so amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete, and correct as of the date of this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration

The 2,007,913 shares of Common Stock beneficially owned by the Reporting Persons were acquired as partial consideration for the shares of Strategic Office Solutions, Inc. held by the Reporting Persons in connection with the merger of a wholly-owned subsidiary of the Company with and into Strategic Office Solutions, Inc. The Jensen Trust is the legal owner of all of the Common Stock beneficially owned by Mr. Jensen and Ms. Jensen.

Item 5.	Interest in Securities of the Issuer

The information concerning percentages of ownership set forth below is based on 14,437,607 shares of Common Stock outstanding, which the Reporting Persons have reason to believe, based upon documents filed as of September 3, 2010 on Current Report on Form 8-K, is the current outstanding share number.

The Jensen Trust owns 2,007,913* shares of Common Stock as of July 9, 2010, which represents 13.9%* of the outstanding Common Stock.

Kurt A. Jensen owns 2,174,170* shares of Common Stock as of July 9, 2010, which represents 15.1%* of the outstanding Common Stock.

Carolyn L. Jensen owns 2,007,913* shares of Common Stock as of July 9, 2010, which represents 13.9%* of the outstanding Common Stock.

The Jensen Trust owns the shares of Common Stock reported herein directly. Mr. Jensen and Ms. Jensen are co-settlors, co-trustees, and co-beneficiaries of the Jensen Trust and thus share discretionary investment authority and voting power with each other Reporting Person. As a consequence, each Reporting Person may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Jensen Trust.

On June 29, 2010, in connection with the merger discussed above, the Reporting Persons acquired (directly in the case of the Jensen Trust and indirectly in the case of Mr. Jensen and Ms. Jensen) 1,079,646 shares of Common Stock at a price per share of $3.50, a Subordinated Purchase Note in the principal amount of $2,588,192 and a Subordinated Indemnity Note in the principal amount of $621,166. On September 1, 2010, the Company converted the Subordinated Purchase Note into 749,857 additional shares of Common Stock and the Subordinated Indemnity Note into 178,410 additional shares of Common Stock.

Pursuant to the terms of the Escrow Agreement entered into in connection with the merger, Kurt A. Jensen, as Shareholder Representative, has the right to vote the 344,667 shares held in escrow and to collect and distribute the dividends from those shares in his capacity as Shareholder Representative.

Other than as described herein, no person other than the Reporting Persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the Escrow Agreement referred to under Item 5 above, the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D, and the Powers of Attorney granted by Mr. Jensen and Ms. Jensen with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1:	Joint Filing Agreement dated as of July 9, 2010, by and among The Jensen Revocable Trust; Kurt A. Jensen; and Carolyn L. Jensen.

	Exhibit 2:	Power of Attorney of Kurt A. Jensen, dated as of July 9, 2010.

	Exhibit 3:	Power of Attorney of Carolyn L. Jensen, dated as of July 9, 2010

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2010
Date

THE JENSEN REVOCABLE TRUST DATED
JANUARY 25, 2007

By: Carolyn L. Jensen*
Signature

Carolyn L. Jensen, Trustee
Name/Title

By: Kurt A. Jensen*
Signature

Kurt A. Jensen, Trustee
Name/Title

Kurt A. Jensen*
Signature

Kurt A. Jensen
Name/Title

Carolyn L. Jensen*
Signature

Carolyn L. Jensen
Name/Title

*By: /s/ Steven D. Bonham
Steven D. Bonham
Attorney-in-Fact for Kurt A. Jensen
Attorney-in-Fact for Carolyn L. Jensen

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of July 9, 2010, by and among The Jensen Revocable Trust; Kurt A. Jensen; and Carolyn L. Jensen.

Exhibit 2	Power of Attorney of Kurt A. Jensen, dated as of July 9, 2010.

Exhibit 3	Power of Attorney of Carolyn L. Jensen, dated as of July 9, 2010